United States securities and exchange commission logo





                              May 9, 2023

       Dr. Jiong Ma
       Chief Executive Officer
       Chavant Capital Acquisition Corp.
       445 Park Avenue, 9th Floor
       New York, NY 10022

                                                        Re: Chavant Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed on April 10,
2023
                                                            File No. 333-271197

       Dear Dr. Jiong Ma:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Market and Industry Data, page 10

   1. We note your disclosure that you obtained some of the market and industry data included in the registration
statement from various third-party sources and that you have not independently verified
this information. This statement appears to imply a disclaimer of responsibility for this
information in the registration statement. Please either revise this section to remove such
implication or specifically state that you are liable for all information in the
registration statement.
       Questions and Answers about the Special Meeting and the Related
Proposals
       How much dilution may non-redeeming Chavant shareholders experience..., page 22

   2. Please revise your sensitivity analysis to include interim redemption levels.
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FirstName   LastNameDr.  Jiong Ma
Chavant Capital  Acquisition Corp.
Comapany
May   9, 2023NameChavant Capital Acquisition Corp.
May 9,
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Do Mobix Labs Stockholders need to approve the Transaction?, page 27

3. We note your disclosure that more information can be found in the section entitled
            Certain Agreements Related to The Transaction     Written Consents.
   However, this
         section does not appear and the section entitled "Certain Agreements Related to the
         Business Combination" on page 172 does not include a discussion on Written Consents.
         Please advise or revise.
What interests do Chavant's current officers and directors have in the Transaction?, page 28

4. We note your disclosure on F-8 that in connection with the First Extension and Second
         Extension you made certain deposits in the Trust which were funded by promissory notes issued to the Sponsor. Please revise to disclose the total outstanding promissory note owed to the Sponsor.
5. In your next amendment, please include the missing bracketed information.
If my shares are held in "street name," will my broker, bank or nominee..., page 34

6. We note your disclosure that broker non-votes will not be counted for purposes of determining the presence of a quorum at the special meeting. This disclosure appears inconsistent with your other disclosure that broker non-votes will be considered present for the purposes of establishing a quorum, on page 12. Please revise your filing.
Selected Unaudited Pro Forma Condensed Combined Financial Information, page 52

7. We note you define the Transaction on page 8 as the Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement. However, we
         note your disclosure on page 142 that on November 15, 2022 you entered into the
         Business Combination Agreement, Sponsor Letter Agreement, PIPE Subscription
         Agreement and related transaction documents. Please consider expanding your definition of the Transaction, if appropriate, to specify inclusion of these particular agreements.
         Also expand the disclosure in footnote two on page 53 to disclose the number of Mobix
         Labs common stock assumed to be issued pursuant to subscription, warrant and convertible note agreements entered into from January 1, 2023 through March 31, 2023.
Risk Factors
Mobix Labs' plan to add incremental revenues and diversify its connectivity customer base through the acquisition of EMI Solutions..., page 65

8. Please revise to update the status of the EMI Merger Agreement, for which the termination date was March 31, 2023.
Mobix Labs' business and operations could suffer in the event of a security breach involving its
IT systems..., page 77

9. We note that you may be subject to cyberattacks. Update your risks characterized as
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FirstName   LastNameDr.  Jiong Ma
Chavant Capital  Acquisition Corp.
Comapany
May   9, 2023NameChavant Capital Acquisition Corp.
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         potential if you have experienced a cyberattack. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others
since Russia   s
         invasion of Ukraine.
Risks Related to the Transaction, page 88

10. Please disclose the material risks to unaffiliated investors presented by taking Mobix Labs public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
CFIUS or other regulatory agencies may modify, delay or prevent our Transaction., page 93

11. Please revise to disclose that the warrants would expire worthless in the event of liquidation.
Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 113

12. Refer to your disclosure in the third paragraph on page 114 regarding the Post-March 26
         Financing Securities. We note that the estimated maximum number of such additional shares that may be issued is 2,500,000, and the estimate was provided solely for the purpose of registering a maximum amount under the Form S-4 registration statement. We also note your disclosure that the Business Combination Agreement does not cap the number of such shares that may be issuable, and that as of March 31, 2023, Mobix Labs had not issued any Post-March 26 Financing Securities. Given that there is potential for issuance of an additional maximum of 2,500,000 shares that will increase the aggregate transaction consideration, please expand your redemption scenarios from two to three to provide for the share issuance under the Post-March 26 Financing Securities. In this regard, you should have the no redemption, maximum redemption, along with a Post-
         March 26 Financing Securities or similar description scenario to appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X. Please revise throughout the filing to reflect assumption of this third redemption scenario.
13. We note from your disclosures on pages 115 and 121 in January 2023 Mobix Labs issued
         1,233,108 shares of its common stock in settlement of its dispute with the seller related to the acquisition of Cosemi. Please describe how you accounted for the settlement in the pro forma financial statements and how the shares of common stock issued to settle the liability were valued.
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Pro Forma Adjustments, page 122

14. Refer to the second paragraph at the top of page 123 regarding pro forma basic and diluted earnings per share. Please clarify that the pro forma per share amounts are based on the
         New Mobix Labs's shares assuming the Transaction occurred on January 1, 2022. Your
 Dr. Jiong Ma
FirstName   LastNameDr.  Jiong Ma
Chavant Capital  Acquisition Corp.
Comapany
May   9, 2023NameChavant Capital Acquisition Corp.
May 9,
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         current disclosure refers to Mobix Labs, rather than New Mobix Labs. In this regard, the pro forma basic and diluted earnings per share are based on both the outstanding shares of
         Chavant and Mobix Labs, as adjusted for the issuance of New Mobix Labs securities in the Transaction as described in Note 5 on page 124. Please revise accordingly.
15. Refer to Adjustment 4(E)(1). Please clarify for the "No Redemption" scenario, that
         856,042 shares and value thereof are still classified as shares subject to possible redemption, while such number of shares and redemption value are considered to have been redeemed under the "Maximum Redemption" scenario. In this regard, also provide a separate adjustment for the 96,991 shares redeemed in January 2023 as an adjustment to
         Chavant's December 31, 2022 historical balance sheet.
Note 5. Loss Per Share, page 124

16. Refer to the last paragraph on page 124 and the table on page 125. Please expand the table to reflect all dilutive securities, including the Working Capital Loans, Equity
         Incentive Plan and Employee Stock Purchase Plan as outlined in the second table on page
         22.
Proposal No. 1 - The Transaction Proposal
The Background of the Transaction, page 132

17. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
18. We note your disclosure on F-16 that Roth Capital Partners, LLC and Craig-Hallum
         Capital Group LLC, as Chavant   s IPO underwriters, are entitled to a
marketing fee of $2.8
         million upon the consummation of the business combination. Please describe what additional services they performed after the IPO.
19. We note your disclosure on page 137 that Dr. Ma provided an update to the Chavant
         Board regarding potential targets since the termination of exclusivity with Mobix Labs on
         May 31, 2022. Please revise to elaborate on the potential targets considered during the termination period.
20. We note your disclosures on pages 140 and 141 that Chavant determined that Company B and Company C did not represent a better business combination opportunity for Chavant than Mobix Labs. Please elaborate on the reasons Chavant did not pursue transaction with
         Company A, Company B and Company C.
21. We note your disclosure regarding the November 4, 2022 discussion. Please elaborate on the modifications to the employment arrangements discussed.
22. We note there were ongoing negotiations regarding the termination fee. Please revise to disclosure the amount of termination fee discussed.
Chavant's Board of Directors' Reasons for the Approval of the Transaction, page 144
 Dr. Jiong Ma
FirstName   LastNameDr.  Jiong Ma
Chavant Capital  Acquisition Corp.
Comapany
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23.      We note your disclosure that Chavant   s board considered certain
projections provided by
         Mobix Labs. Please revise to clarify whether this refers to the August 2022 forecast described on page 148 or if it refers to one or more of the other forecasts described in
            The Background of the Transaction    section. Further, please
revise to discuss if the
         Chavant board   s recommendation includes consideration of Mobix Labs
 s oral business
         update in March 2023, as discussed on page 143, that Mobix Labs expects revenues for the year ending September 30, 2023 to be materially less favorable than the revenues reflected in the August 2022 forecast. If it did not, please discuss why not.
Comparable Public Company Analysis, page 147

24.      It appears that the numbers    1,2,3    after the title    Enterprise
Value/2023E Revenue    and
         the number    5    in    7.2x5    for Mobix Labs represent footnotes.
Please advise or revise.
Certain Unaudited Prospective Financial Information of Mobix Labs, page 150

25. We note your disclosure that the financial projections reflect estimates and assumptions.
         Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections.
         Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.
26. Please revise to clarify whether the projections provided were based on an expected closing date on the transaction. In that regard, we note your risk factor disclosure on page
         59. Please also quantify the expected proceeds from the transaction that underlie the projections.
27. Please clarify whether the projections provided here reflect the March 2023 oral update.
Certain Agreements Related to the Business Combination
PIPE Subscription Agreement, page 172

28. Please revise to disclose if ACE SO4 Holdings Limited is an affiliate of Chavant, its sponsor, directors or officers.
Material U.S. Federal Income Tax Considerations, page 176

29. We note the disclosure that it is intended that the Domestication and Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax
opinion to use    should
         rather than    will,    but counsel providing the opinion must explain
why it cannot give a
            will    opinion and describe the degree of uncertainty in the
opinion. Please refer to
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         Sections III.B and C of Staff Legal Bulletin 19.
Manufacturing and Operations, page 230

30.      Please identify the raw materials used in your products.
31. We note your disclosure here and on page 65 that Plantronics B.V. has accounted for substantially all of your historical net revenue but on F-49 that two customers accounted for 86% and 73% of your revenue as of September 30, 2022 and September 30, 2021, respectively. Please revise your filing to explain this apparent discrepancy and discuss any known trends or uncertainties regarding your significant customers.
Mobix Labs' Executive Compensation, page 239

32. Refer to footnote two. Please revise to discuss your 2020 Key Employee Stock Option
         Plan or clarify whether footnote two should refer to your 2020 Key Employee Equity
         Incentive Plan, described on page 235, instead.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Mobix Labs, page 243

33. Refer to paragraphs five and four on pages 138 and 247, respectively. We note your disclosures that you reduced revenue and margin expectations due to, in part, higher costs associated with shipping and certain raw materials. Please revise to discuss whether these inflationary pressures have materially impacted your financial condition and results of operations. Identify the actions planned or taken, if any, to mitigate further or continued
         inflationary pressures.
COVID-19 and Supply Chain Disruptions, page 244

34. Please revise to discuss all material adverse COVID-19 and supply chain disruptions impacts here. We note, for example, the disclosures on pages 70 and 246 regarding disruptions at your manufacturers and suppliers located in Vietnam, Taiwan and China, delays in your shipments and product launches, and decrease in product sales. Please enhance your disclosure to clarify whether supply chain disruptions materially affect your outlook or business goals. Further, revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken as a result of your supply chain disruptions, including your disclosures that you are continuing to implement operational measures to minimize the turnaround time in fulfilling your orders. Explain whether any mitigation efforts introduce new material risks, including those related to product quality and reliability.
Liquidity and Capital Resources, page 249

35. We note your disclosure on F-69 that you issued additional convertible notes having a principal amount of $250,000 in January 2023. Please revise to discuss this note.
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Chavant Capital  Acquisition Corp.
Comapany
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36. We note your disclosure in your November 16, 2022 press release that you signed a non-
         binding term sheet with B. Riley Principal Capital II, LLC for a $100 million equity line of credit to further support your growth strategy. To the extent this agreement has been executed and there are known uses of cash related to the business combination, such as this, please revise to discuss those uses and how it impacts the capital that will be available after the transaction.
Management of New Mobix Labs after the Transaction, page 275

37. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the directors listed in this section should serve as your director. Refer to Item 401(e) of Regulation S-K.
38. Please describe the expected extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with your information technology and service providers.
Description of New Mobix Labs' Securities
Redemptions of Warrants for Cash, page 282

39. Please clarify whether recent ordinary share trading prices exceed the threshold that would allow you to redeem the public warrants.
Private Warrants, page 285

40.      Please revise to clarify that the initial purchasers holds all of
Chavant   s private placement
         warrants.
Audited Financial Statements - Chavant Capital Acquisition Corp.
Note 5. Related Party Transactions
Promissory Note to Sponsor and Working Capital Loans, page F-15

41. Refer to the outstanding balance of $662,000 of Working Capital loans at December
         31, 2022. Please reconcile the working capital loan amounts of $360,000 and $490,000 which aggregate $850,000 with the outstanding balance. Disclose the amount of any repayments or loan forgiveness during the period.
Note 6. Commitments and Contingencies
Business Combination Marketing Agreement, page F-16

42. Refer to the discussion of the 3.5% marketing fee payable to the representatives of
         $2.8 million upon the consummation of the Business Combination. Please tell us where you have reflected the deferred fee payable in the financial statements given such agreement arose in connection with your IPO.
General
 Dr. Jiong Ma
Chavant Capital Acquisition Corp.
May 9, 2023
Page 8
43. Please disclose whether the aggregate number of shares of Class A Common Stock or
      Class B Common Stock equal to $235 million includes the anticipated issuance of
      964,912 shares of common stock of Mobix to be issued in the EMI transaction.
44. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameDr. Jiong Ma
                                                           Division of
Corporation Finance
Comapany NameChavant Capital Acquisition Corp.
                                                           Office of
Manufacturing
May 9, 2023 Page 8
cc:       John C. Ericson
FirstName LastName